Mail Stop 3561

June 25, 2009

<u>Via Fax & U.S. Mail</u>

Alan B. Miller
President
Principal Capital Group, Inc.
9375 E. Shea Blvd, Suite 100
Scottsdale, AZ 85260

> **Re:** **Principal Capital Group, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2008**
> **Filed January 29, 2009**
> **File No. 000-50389**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended October 31, 2008

Controls and Procedures, page 28

1.   Based upon your disclosures on page 7, it does not appear that management
        has performed its assessment of internal control over financial reporting as of
        October 31, 2008. Since you filed an annual report for the prior fiscal year,
        you are required to report on your management's assessment of internal
        control over financial reporting. Refer to Item 308T of Regulation S-K and
        the Commission's release No. 33-8760, *Internal Control over Financial
        Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and
        Newly Public Companies effective February 20, 2007*. Please note that SEC
        Release No. 33-8934 postpones only the requirement for non-accelerated
        filers to provide their auditor's attestation in their annual reports from fiscal
        years ending on or after December 15, 2008 to December 15, 2009.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents
        helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act
            Release 8809/Financial Reporting Release 76). You can find this release
            at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding
            Management's Report on Internal Control Over Financial Reporting
            Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934
            (Securities Act Release 8010/Financial Reporting Release 77). You can
            find this release at
        ▪   http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure
            at: (http://www.sec.gov/info/smallbus/404guide.shtml).

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief